# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jasper Therapeutics, Inc., CIK 0001788028
CUSIP: 471871202
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2200 Bridge Pkwy Suite #102, Redwood City, California (CA), 94065
Date of event which requires filing of this statement: 07/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001000097

## Reporting persons
- KINGDON CAPITAL MANAGEMENT, L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 765,000; sole dispositive power 0; shared dispositive power 765,000; aggregate amount beneficially owned 765,000 (5.1% of the class)
- Mark Kingdon: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 765,000; sole dispositive power 0; shared dispositive power 765,000; aggregate amount beneficially owned 765,000 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Jasper Therapeutics, Inc.
Address of issuer's principal executive offices: 2200 Bridge Parkway, Suite #102, Redwood City, CA 94065, United States of America

## Item 2. Person Filing
Name of person filing:
Kingdon Capital Management, L.L.C.
Mark Kingdon
Address of principal business office or, if none, residence:
Kingdon Capital Management, L.L.C.
152 West 57th Street, 50th Floor
New York, New York 10019
United States of America

Mark Kingdon
c/o Kingdon Capital Management, L.L.C.
152 West 57th Street, 50th Floor
New York, New York 10019
United States of America
Citizenship:
Kingdon Capital Management, L.L.C. - Delaware
Mark Kingdon - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Kingdon Capital Management, L.L.C. - 765,000
Mark Kingdon - 765,000
Percent of class:
Kingdon Capital Management, L.L.C. - 5.1%
Mark Kingdon - 5.1%
Sole power to vote or to direct the vote:
Kingdon Capital Management, L.L.C. - 0
Mark Kingdon - 0
Shared power to vote or to direct the vote:
Kingdon Capital Management, L.L.C. - 765,000
Mark Kingdon - 765,000
Sole power to dispose or to direct the disposition:
Kingdon Capital Management, L.L.C. - 0
Mark Kingdon - 0
Shared power to dispose or to direct the disposition:
Kingdon Capital Management, L.L.C. - 765,000
Mark Kingdon - 765,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Kingdon Capital Management, L.L.C. None of those advisory clients may be deemed to beneficially own more than 5% of the Voting Common Stock, par value $0.0001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- KINGDON CAPITAL MANAGEMENT, L.L.C.: By: /s/ Richard Weinstein, Richard Weinstein / Chief Operating Officer & General Counsel (07/11/2025)
- Mark Kingdon: By: /s/ Mark Kingdon, Mark Kingdon (07/11/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.